UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Crawford, Curtis J.
   151 Almendral Avenue
   Atherton, CA  94027
2. Issuer Name and Ticker or Trading Symbol
   ITT Industries, Inc.
   ITT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/2/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |750                |D     |                           |
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Common Stock (DRIP) (1)    |      |    | |                  |   |           |495                |D     |                           |
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Common Stock (RS) (2)      |      |    | |                  |   |           |8,674              |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (Right to|61.82   |1/2/0|A   | |1,210      |A  |(3)  |1/4/2|Common Stock|1,210  |       |1,210       |D  |            |
 Buy)  (3)            |        |3    |    | |           |   |     |013  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares held under the ITT Industries Direct Purchase, Sale & Dividend Reinvestment Plan reflecting accumulations through December 2, 2002.
(2) Shares granted as an annual retainer pursuant to the ITT Industries 1996 Restricted Stock Plan for Non-Employees Directors.
(3) Options awarded pursuant to the 2002 ITT Industries Stock Option Plan for Non-Employees Directors exercisable the earlier of the 1/3 each on January 2, 2004, January 2, 2005 and January 2,
2006 or after the NYSE closing price remains at least 125% of the option exercise price for ten consecutive trading days.
SIGNATURE OF REPORTING PERSON
CURTIS J. CRAWFORD
DATE
1/6/03